SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
JOHN ADEBIYI ♦	42/F, EDINBURGH TOWER, THE LANDMARK
CHRISTOPHER W. BETTS	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
WILL H. CAI ^		CHICAGO
EDWARD H.P. LAM ♦*	TEL: (852) 3740-4700	HOUSTON
HAIPING LI *	FAX: (852) 3740-4727	LOS ANGELES
RORY MCALPINE ♦	www.skadden.com	NEW YORK
CLIVE W. ROUGH ♦		PALO ALTO
JONATHAN B. STONE *		WASHINGTON, D.C.
ALEC P. TRACY *		WILMINGTON

BEIJING
^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
♦ (ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
* (ALSO ADMITTED IN NEW YORK)		LONDON
MOSCOW
REGISTERED FOREIGN LAWYERS		MUNICH
Z. JULIE GAO (CALIFORNIA)		PARIS
BRADLEY A. KLEIN (ILLINOIS)		SÃO PAULO
GREGORY G.H. MIAO (NEW YORK)		SEOUL
ALAN G. SCHIFFMAN (NEW YORK)		SHANGHAI
SINGAPORE
	January 11, 2016	SYDNEY
TOKYO
TORONTO

Daniel F. Duchovny, Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                          Youku Tudou Inc., Alibaba Investment Limited, Ali YK Investment Holding Limited, Ali YK Subsidiary Holding Limited, and YF Venus Ltd.
Schedule 13E-3
Filed on November 30, 2015
File No. 005-85821

Dear Mr. Duchovny:

On behalf of Youku Tudou Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 23, 2015 with respect to the Schedule 13E-3, File No. 005-85821 (the “Schedule 13E-3”) filed on November 30, 2015 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement (the “Proxy Statement”)  attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment and the Revised Proxy Statement. To the extent any response relates to information concerning Alibaba Investment Limited, Ali YK Investment Holding Limited, Ali YK Subsidiary Holding Limited, and YF Venus Ltd., such response is included in this letter based on information provided to the Company and us by such other persons or their representatives.

Preliminary Proxy Statement

Cover Letter

1.                                      Your definition of Unaffiliated Security Holders includes within it affiliates: for example, all of your officers and directors and every filing person. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on pages iii and 6 to the Revised Proxy Statement.

2.                                      Revise the cover letter to highlight that unless a large number of holders other than Parent and the Supporting Parties vote at the special meeting, the proposals are likely to be adopted.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on pages iv, 5 and 80 to the Revised Proxy Statement.

Summary Term Sheet, page 1

3.                                      Revise this section and the Questions and Answers (page 18) to significantly reduce their length and duplication. See Item 1001 of Regulation M-A.

In response to the Staff’s comment, the disclosures in the sections entitled “Summary Term Sheet” and “Questions and Answers About the Extraordinary General Meeting and the Merger” have been revised so that the Revised Proxy Statement now includes disclosure regarding substantive information with respect to the terms of the Merger in the section entitled “Summary Term Sheet” and disclosure regarding procedural information with respect to the Merger in the section entitled “Questions and Answers About the Extraordinary General Meeting and the Merger.” Duplicative disclosure about the procedures with respect to the extraordinary general meeting and appraisal rights has been removed from the section entitled “Summary Term Sheet”, and duplicative disclosure about the terms of the Merger has been removed from the section entitled “Questions and Answers About the Extraordinary General Meeting and the Merger.” In addition, in accordance with Item 1001 of Regulation M-A, the disclosure in the section entitled “Summary Term Sheet” has been limited to the most material terms of the proposed transaction.

Background of the Transaction, page 31

4.                                      Refer to the first paragraph on page 35 which describes the authority granted to the Special Committee. Clarify here whether the committee had the authority to reject the transaction and terminate negotiations with Alibaba.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 28 to the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 41

5.                                      Your disclosure in the eighth bullet point on page 42 refers to “extensive negotiations with Alibaba.” It is unclear how the negotiations described in the Background section, especially over the transaction price, can be described as extensive given that there appear to have been very few discussions of price.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 35 to the Revised Proxy Statement.

6.                                      Please address how any filing person relying on the J.P. Morgan opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than holders of Excluded Shares rather than all security holders unaffiliated with the company. Apply this comment also to the disclosure in the fourth bullet point on page 47.

The Company respectfully submits to the Staff that the group referred to in the J.P. Morgan opinion by the phrase “holders of Shares and of ADSs (in each case other than holders of Excluded Shares, including Excluded Shares represented by ADSs)” includes all unaffiliated security holders who would receive merger consideration since the holders of Excluded Shares are holders of (a) shares owned by Parent, (b) shares owned by the Company or its subsidiaries, (c) shares owned by shareholders who have exercised and not lost dissenters’ rights, and (d) shares reserved, but not issued or allocated, for the exercise of Company equity-based incentive plans, and thus for relevant purposes not unaffiliated security holders.  The Special Committee, the Board and each filing person that reviewed the opinion of J.P. Morgan therefore do not believe that there is any meaningful distinction to be drawn between the concepts of “fairness to unaffiliated security holders” under Item 1014(a) of Regulation M-A and fairness to the group of holders described above, and believe that it is reasonable and appropriate to consider such fairness opinions as a material factor in their determination as to the fairness of the transactions to the “unaffiliated security holders.”  Accordingly, we believe there is no revision required to the second bullet point on page 41.

In order to address any question raised by the inclusion of directors and officers in the class of shares covered by the opinion, the Proxy Statement has been revised.  Please refer to page 36 of the Revised Proxy Statement.

7.                                      Please revise the first bullet point on page 43 to include a cross-reference to the company’s financial projections.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 36 to the Revised Proxy Statement.

8.                                      Revise the last paragraph on page 45 to explain why you believe that the company’s liquidation value is less than its going concern value.

In response to the Staff’s comment, the Special Committee and the Board have confirmed that they did not take into account the liquidation value as compared to the going concern value of the Company in their evaluation of the proposed transaction. Accordingly, the Proxy Statement has been revised to delete this statement. Please refer to the updated disclosure on pages 39 to the Revised Proxy Statement.

Certain Financial Projections, page 49

9.                                      Please disclose the full set of financial projections made available to J.P. Morgan instead of a summary as you indicate on page 50.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 44 to the Revised Proxy Statement.

10.                               We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

The Company respectfully advises the Staff that the non-GAAP financial projections contained in the Section entitled “Certain Financial Projections” were used by the Special Committee in connection with the financial analysis of the merger, and by J.P. Morgan in connection with the rendering of its fairness opinion and are referenced in the discussion of the basis for and methods of arriving at the findings in such fairness opinion pursuant to Item 1015(b) of Regulation M-A.  The fact that the financial projections were prepared by the Company’s management and shared with the Special Committee and J.P. Morgan does not change the legal basis requiring such disclosure, which is Item 1015(b) of Regulation M-A.  Rule 100(d) of Regulation G provides that Regulation G does not apply to non-GAAP financial measures in disclosures relating to a proposed business combination if such disclosures are contained in a “communication” that is subject to Item 1015 of Regulation M-A. Accordingly, the Company respectfully advises the Staff that it would rely upon Rule 100(d) of Regulation G in determining not to include any additional disclosure under Regulation G with respect to such financial projections.

The Company also refers the Staff to Question 101.01 of the Staff’s Compliance & Disclosure Interpretations under Non-GAAP Financial Measures (the “Interpretation”). In the Interpretation, the Staff interpreted that the exemption from Regulation G is available for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A, even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements. While Item 1015 of Regulation M-A does not specifically require disclosure of non-GAAP financial information, the Company believes that such information is exempted from Regulation G because the proxy statement is a communication subject to Item 1015 of Regulation M-A.  The Company does not believe there should be a distinction for purposes of Regulation G between information being disclosed in the context of an opinion disclosed pursuant to Item 1015 of Regulation M-A, or it being otherwise disclosed in a proxy statement that is plainly subject to Item 1015 of Regulation M-A, particularly when such information is the same. As such, the Company believes that it should be entitled to rely on the Interpretation.

Moreover, the purposes of the exemption in Rule 100(d) of Regulation G with respect to the disclosure contained in a communication subject to Item 1015 of Regulation M-A would not be served by application of Regulation G to the financial projections in the proxy statement.  The financial projections were not prepared with a view toward public disclosure and were not and are not being used by the Company to obscure the Company’s GAAP results.  The financial projections included in the proxy statement are included solely to give the Company’s shareholders access to certain information that was made available to the Special Committee and J.P. Morgan, and are not included in order to induce any holder of Shares or ADSs to vote in favor of approval of the merger agreement or to elect not to seek appraisal for his or her Shares, and should not be relied upon by any holder of Shares or ADSs in making an investment or voting decision.

Furthermore, the Company respectfully advises the Staff that the financial projections contained in the Section entitled “Certain Financial Projections” used non-GAAP measures to evaluate the Company’s operational trends, including non-GAAP net revenue, non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, EBIT, EBITDA, and non-GAAP net income. All non-GAAP measures exclude, as applicable, barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges, share-based compensation expenses and amortization of intangible assets from business combination. In particular, barter sublicensing revenues and amortization of licensed copyrights from nonmonetary content exchanges result from nonmonetary transactions the Company enters into from time to time to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies. Such exchange of online broadcasting rights provides the receiving party the right to only broadcast the licensed content on its own website, whereas the surrendering party retains the right to continue broadcasting the content and/or sublicense rights to such content to other parties. The Company accounts for these nonmonetary exchanges in accordance with FASB Accounting Standards Codification Topic 845, Nonmonetary Transactions and records these transaction based on the fair value of the content involved. The fair value of the content is derived based on an “average transaction price” in actual cash sublicensing transactions for the same content or content of similar nature (when such transaction for the same content is not available) with comparable counterparties. The comparability of counterparties is assessed based on a number of factors, including relative size and scale, as well as market share of online viewership traffic they generate. The assessment of whether the content is similar in nature to the exchanged content is also based on a number of factors, including, but not limited to, the type of content (i.e. whether the content is movie, television series, or variety show), the geographic origin of the content and the timing when the similar content is broadcasted. Therefore, the Company respectfully advises the Staff that the assessment of fair value of content and hence the accounting of nonmonetary exchanges depend on a wide variety of assumptions regarding uncertain external factors, which can be very difficult to predict. Accordingly, any reconciliation could potentially lend itself to a wide variety of uncertain internal and external factors. Because of the variability and difficulty in making accurate forecasts and projections or certain information not being ascertainable or accessible, the Company has not provided a quantitative reconciliation, as permitted by Rule 100(a)(2). For the foregoing reasons, the Company respectfully submits that the non-GAAP financial projections in the Section entitled “Certain Financial Projections” should not require additional disclosure pursuant to Rule 100(a) of Regulation G.

Opinions of the Special Committee’s Financial Advisor, page 51

11.                               Please revise this section to disclose the data underlying the results described in the Public Trading Multiples analysis and to show how that information resulted in the multiples disclosed.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 48 to the Revised Proxy Statement.

12.                               Explain why the “Other Analyses” described on page 55 were presented “merely for informational purposes.” In an appropriate location of the proxy statement, explain what actions the special committee and board of directors took upon learning that more J.P. Morgan analyses were presented for informational purposes than to support the advisor’s opinion which the committee and board adopted in making their fairness determination.

When conducting a fairness analysis, it is J.P. Morgan’s standard practice to review various potential valuation methodologies and select those valuation methodologies that are most suitable for the transaction in question.  J.P. Morgan believes such review not only could enhance the quality of the valuation analysis but is also necessary and advisable given the wide range of valuation methodologies that are available.  Such review and analyses and any determination to select certain but not other valuation methodologies necessarily involve complex considerations and judgments concerning differences in the theoretical basis and characteristics of the valuation methodologies, financial and operational characteristics of the companies involved, the history and background of the transaction in question, the identity of the parties involved and other factors that could affect the accuracy or suitability of the valuation methodologies.  For example, premiums paid in precedent transactions as a valuation methodology may be subject to distortion by factors including (without limitation) the competitive dynamic in the precedent transaction, the conditions and prospects of the industries and geographical regions in which companies involved in the precedent transactions operate, and the specific circumstances and growth prospects of such companies, and therefore may or may not produce reliable reference points for the transaction currently being analyzed.  Similarly, historical stock prices of the subject company may also be subject to distortion by factors including (without limitation) historical events that may no longer be relevant to the company’s current value, as well as various other factors that could affect the stock prices of publicly traded companies.

However, J.P. Morgan presented certain data relevant to certain valuation methodologies for informational purposes only even though such methodologies were not selected as valuation methodologies in its fairness analysis, because, among other reasons, (i) such presentation demonstrates the scope of J.P. Morgan’s analysis and that it considered these valuation methodologies, which could be useful to the Special Committee’s evaluation of J.P. Morgan’s advice; and (ii) J.P. Morgan recognizes that the Special Committee’s determination on whether or not to pursue any particular strategic alternative of the Company necessarily takes into account various factors beyond just the fairness, from a financial point of view, of the consideration payable in any transaction being evaluated, and therefore, although the data presented were not directly used as the basis of J.P. Morgan’s fairness analysis, such data could nonetheless be useful to the Special Committee’s decision making process.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 33 to the Revised Proxy Statement.

13.                               Please revise to disclose the “precedent privatization” transactions in China referenced in the fourth paragraph under the caption “Other Analyses...”

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 49 to the Revised Proxy Statement.

14.                               Revise the last paragraph of this section on page 56 to name the “certain members of the Buyer Group” for whose affiliates J.P. Morgan performed services.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 50 to the Revised Proxy Statement.

Purpose of and Reasons for the Merger, page 56

15.                               Revise this section and the disclosure providing the reasons for entering into the transaction for each filing person to explain why each filing person has engaged in the going private transaction at this time. See Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on pages 51 and 52 to the Revised Proxy Statement.

Interests of Certain Persons in the Merger, page 63

16.                               Disclose the proceeds to be received by each director and officer for their ordinary shares, options and restricted units. Please avoid including asterisks instead of quantified disclosure.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 60 to the Revised Proxy Statement.

17.                               Please reconcile the amount to be received by directors and officers for their securities of $1,255.2 million on page 64 with the amount, apparently for the same securities, disclosed on page 66 of $1,233.9 million.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 58 and page 60 to the Revised Proxy Statement.

Other Related Transactions, page 72

18.                               We note your reference to disclosure of the company’s related party transactions appearing in your annual report. To the extent that disclosure is responsive to your disclosure requirements under Schedule 13E-3, revise the proxy statement to include that disclosure.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 67 to the Revised Proxy Statement.

*              *              *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Alibaba Investment Limited, Ali YK Investment Holding Limited, Ali YK Subsidiary Holding Limited, and YF Venus Ltd.

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Victor Wing Cheung Koo

Youku Tudou Inc.

Timothy Alexander Steinert

Alibaba Investment Limited,

Ali YK Investment Holding Limited, and

Ali YK Subsidiary Holding Limited

Xin Huang

YF Venus Ltd.

Kathryn King Sudol, Esq.
Simpson Thacher & Bartlett

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 23, 2015 with respect to the Schedule 13E-3, File No. 005-85821 (the “Schedule 13E-3”), filed on November 30, 2015 by Youku Tudou Inc. and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Youku Tudou Inc.

By	/s/ Victor Wing Cheung Koo
Name:	Victor Wing Cheung Koo
Title:	Chief Executive Officer and Chairman of the Board of Directors

Ali YK Investment Holding Limited

By	/s/ Timothy Alexander Steinert
Name:	Timothy Alexander Steinert
Title:	Authorized Signatory

Ali YK Subsidiary Holding Limited

By	/s/ Timothy Alexander Steinert
Name:	Timothy Alexander Steinert
Title:	Authorized Signatory

Alibaba Investment Limited

By	/s/ Timothy Alexander Steinert
Name:	Timothy Alexander Steinert
Title:	Authorized Signatory

YF Venus Ltd.

By	/s/ Xin Huang
Name:	Xin Huang
Title:	Director